SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

EuroWeb International Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

298801408

(CUSIP Number)

Michiel Roovers

Koninklijke KPN N.V.

Maanplein 55

2516 CK, The Hague

The Netherlands

+31 70 446 1161

COPY TO:

Eric S. Shube, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1-212-610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP NO. 298801408

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Koninklijke KPN N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,601,405
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,601,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,601,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. 298801408

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
KPN Telecom B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,601,405
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,601,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,601,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

This Statement relates to the Schedule 13D, dated February 24, 2000, with respect to the common stock, par value $.001 per share, of EuroWeb International Corp., a Delaware corporation (EuroWeb), as amended by amendments to the Schedule 13D dated February 20, 2002, March 4, 2002, March 12, 2002, March 20, 2002, March 28, 2002, April 4, 2002, April 5, 2002, April 23, 2002, August 5, 2003, September 23, 2003, October 3, 2003, April 19, 2004, January 31, 2005 and February 2, 2005 filed on behalf of Koninklijke KPN N.V. (KPN), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V. (KPN Telecom), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN.

Item 4 is hereby amended by adding the following:

ITEM 4. PURPOSE OF TRANSACTION

KPN Telecom and CORCYRA d.o.o. (CORCYRA) have entered into an amendment (the Amended Purchase Agreement) dated as of April 28, 2006 to the Stock Purchase Agreement (the Purchase Agreement) dated as of January 28, 2005, by and between KPN Telecom and CORCYRA, pursuant to which KPN Telecom and CORCYRA have amended the terms upon which CORCYRA has agreed to purchase and KPN Telecom has agreed to sell KPN Telecom’s remaining 2,036,188 shares of common stock of EuroWeb.

Pursuant to the Amended Purchase Agreement, on April 28, 2006 (the Special Closing Date), KPN Telecom sold and CORCYRA purchased 434,783 shares (the Special Purchase Shares) of EuroWeb common stock for US$1,500,000. Pursuant to the Amended Purchase Agreement, KPN Telecom has agreed to sell and Purchaser has agreed to purchase KPN Telecom’s remaining 1,601,405 shares of common stock of EuroWeb (the Final Shares) on December 1, 2006 (the Final Closing); provided, however, that upon 14 days’ prior written notice to KPN Telecom, CORCYRA may accelerate the Final Closing Date to an earlier month-end date as specified in such notice; provided, further, that the Final Closing is subject to the satisfaction or waiver of all of the conditions to closing set forth in the Amended Purchase Agreement.

At the Final Closing, CORCYRA has agreed to purchase the Final Shares for an amount equal to the sum of (x) the amount listed on Exhibit 1 of the Amended Purchase Agreement under the caption “Base Final Closing Purchase Price” that corresponds to the date of the Final Closing plus (y) the Additional Payment (as defined below) plus (z) the Premium Payments due and payable at the Final Closing (the sum of (x), (y) and (z) being the Final Closing Purchase Price). Additional Payment means, if positive, the product of (a) 1,601405, (b) 0.35 and (c) the difference between (I) the average closing price per share of Common Stock of EuroWeb on the Nasdaq Capital Market (as reported by the Wall Street Journal) for the 60 trading days ending on the second business day prior to the applicable Final Closing Date minus (II) $3.45.

Pursuant to Amendment No. 1 dated as of April 28, 2006 to the Escrow Agreement dated as of January 28, 2005, by and between KPN Telecom, CORCYRA and JPMorgan Chase Bank N.A. (the Escrow Agreement), KPN Telecom has agreed that following the Special Closing, the Special Purchase Shares will be released from escrow and transferred to Corcyra, and the Final Shares will be held in escrow until the Final Closing Purchase Price has been paid in full upon satisfaction of the closing conditions contained in the Amended Purchase Agreement or until the Amended Purchase Agreement is otherwise terminated in accordance with its terms.

References to, and descriptions of, the Purchase Agreement and the Escrow Agreement as set forth herein are qualified in their entirety by reference to the copy of the Amended Purchase Agreement and the Amended Escrow Agreement, respectively, included as Exhibits 1 and 2, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5 is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) KPN and KPN Telecom are beneficial owners of 1,601,405 shares of EuroWeb common stock or 27.4% of the outstanding shares of EuroWeb common stock. These shares are owned directly by KPN Telecom, which is a wholly owned subsidiary of KPN. KPN is indirect beneficial owner of these shares. Pursuant to the Purchase Agreement, CORCYRA has agreed to purchase KPN Telecom’s remaining 1,601,405 shares of EuroWeb common stock on December 1, 2006; provided, however, that upon 14 days’ prior written notice to KPN Telecom, CORCYRA may accelerate the closing to an earlier month-end date as specified in such notice. Accordingly, pursuant to Rule 13d-3(d)(1), CORCYRA may be deemed to have shared disposition and voting power with KPN and KPN Telecom with respect to these shares. The beneficial ownership percentage reported above is based upon 5,843,067 shares of common stock of EuroWeb issued and outstanding as of March 17, 2006, as set forth in EuroWeb’s latest proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 24, 2006.

(c) As described in Item 4 of this Statement, KPN Telecom entered into the Amended Purchase Agreement and the Amended Escrow Agreement within the last 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 7 is hereby amended by adding the following:

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
1	Amendment No. 1 dated as of April 28, 2006 to the Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o.

2	Amendment No. 1 dated as of April 28, 2006 to the Escrow Agreement dated as of January 28, 2005 by and among KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A. (incorporated by reference to Exhibit 2 to the Stock Purchase Agreement, attached to this Schedule 13D as Exhibit 1)

3.1	KPN Telecom B.V. Power of Attorney dated April 27, 2006

3.2	Koninklijke KPN N.V. evidence of authorized signatory

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 28, 2006 that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.

By:	/s/ MICHIEL ROOVERS
Name:	M. G. Roovers
Title:	Legal Counsel

KPN TELECOM B.V.

By:	KONINKLIJKE KPN N.V.,
its sole Director

	By:	/s/ MICHIEL ROOVERS
	Name:	M. G. Roovers
	Title:	Legal Counsel

EXHIBIT INDEX

Exhibit Number	Description
1	Amendment No. 1 dated as of April 28, 2006 to the Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o.

2	Amendment No. 1 dated as of April 28, 2006 to the Escrow Agreement dated as of January 28, 2005 by and among KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A. (incorporated by reference to Exhibit 2 to the Stock Purchase Agreement, attached to this Schedule 13D as Exhibit 1)

3.1	KPN Telecom B.V. Power of Attorney dated April 27, 2006

3.2	Koninklijke KPN N.V. evidence of authorized signatory